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                          SPRECKELS INDUSTRIES, INC.
                             One Morrocroft Centre
                        6805 Morrison Blvd., Suite 450
                        Charlotte, North Carolina 28211

                                March 18, 1996
Holly Sugar Corporation
One Imperial Square
8016 U.S. 90-A
P.O. Box 9
Sugar Land, Texas 77487

Ladies and Gentlemen:

    This letter will amend the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of January 8, 1996 by and between Holly Sugar Corporation ("Buyer") and Spreckels Industries, Inc. ("Seller"), as follows:

           1. The date set forth in Section 8.1(b) of the Stock Purchase Agreement shall be extended to April 30, 1996.

           2. On the Closing Date, Buyer shall pay to Seller in immediately available funds to Seller's account at Harris Trust and Savings Bank, on account of the Final Adjustment Amount, 50% of Seller's good faith determination of the Final Adjustment Amount (calculated through the second business day prior to the Closing Date, rather than through the Closing Date). On the first business day prior to the Closing Date, Seller shall deliver to Buyer Written notice of such determination. Such payment shall not affect the right of the Buyer to dispute the Final Adjustment Amount, and Buyer shall be credited with such payment in the Payment Summary.

           3. The Manteca Employees (other than those listed on Exhibit 1 attached hereto (the "Retained Employees")) shall become employees of Seller or a subsidiary of Seller other than SSC or LPC as of March 19, 1996. The Retained Employees shall remain employees of SSC through the Closing.

           4. Seller shall at its Manteca facility provide services associated with producing packaged powder sugar and other specialty sugar products. Such services shall be provided as requested by SSC. Seller shall be paid for these services at a rate equal to $300 per crew hour for the production, packaging and loading of powdered sugar (said rate to include all supplies and materials). In
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      addition, Seller shall be paid at a rate equal to $100 per crew hour for bin "digging," and at a rate equal to $150 per crew hour for packaging and loading of granulated, bulk, and liquid sugar. After the Closing Date, Buyer or SSC shall give Seller at least 10 days' notice of any reduction in the level, or of termination, of such services. Buyer will be invoiced weekly for such payments. Payment will be due on Friday for services performed through the preceding Sunday.

Terms not otherwise defined herein have the respective meanings specified in the Stock Purchase Agreement. Except as amended hereby, the Stock Purchase Agreement shall remain in effect and unchanged.

      If the foregoing is acceptable, please sign a copy of this letter and return it to us.

                                       Very truly yours,

                                       SPRECKELS INDUSTRIES, INC.


                                       By /s/ Gary L. Tessitore
                                         --------------------------------
                                              Gary L. Tessitore
                                           Chief Executive Officer


Agreed:

HOLLY SUGAR CORPORATION

By       /s/ James Kempner
  -------------------------------
           James Kempner
      Chief Executive Officer